SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2003

                                  Serono S.A.
                                 --------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                                   ----------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X Form 40-F
               ---          ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                                          SERONO
Media  Release


FOR  IMMEDIATE  RELEASE
-----------------------

     SERONO ANNOUNCES POSITIVE RESULTS FOR ONERCEPT IN PSORIASIS AND PSORIATIC
                          ARTHRITIS IN PHASE II TRIALS

             PHASE III IN PSORIASIS TO BE INITIATED LATER THIS YEAR

GENEVA, SWITZERLAND, JUNE 22, 2003 - SERONO S.A. (VIRT-X: SEO AND NYSE: SRA) Serono today announced positive Phase II results for onercept (r-hTBP-1) in both psoriasis and psoriatic arthritis. Onercept is a recombinant, unmodified, fully human soluble type I TNF receptor (p55), which acts as an anti TNF agent. The data were presented at the 9th International Psoriasis Symposium in New York.

In a multi-center double-blind placebo-controlled study for psoriasis, patients treated with onercept at a dose of 150mg, subcutaneously, three times a week for a period of 12 weeks, showed a significant improvement in their Psoriasis Area and Severity Index (PASI) score. PASI is the globally accepted measure of treatment efficacy in this indication.

After 12 weeks of therapy, 54% (23/43) of patients receiving onercept 150mg demonstrated 75 percent or greater PASI score improvement (PASI 75) versus 12% (5/43) of patients on placebo (p<0.001). In addition, 74% (32/43) achieved 50 percent or greater PASI score improvement (PASI 50), versus 26% (11/43) in the placebo group (p<0.001). In the study, patients treated with onercept showed significant improvement in PASI after two weeks of treatment compared with placebo (p<0.05). Side effects for onercept-treated patients were similar to those observed in the placebo group. Injection site reactions were more frequent in the onercept group.

Over the 12-week treatment period patients treated with onercept 150mg experienced a significant improvement in quality of life, based on the standard measurements of Short Form 36 (SF-36) and Dermatology Life Quality Index (DLQI).

In an earlier multi-center double-blind placebo-controlled study of onercept in psoriatic arthritis, doses of 50mg and 100mg were given subcutaneously three times a week for a period of 12 weeks. The improvement in the psoriatic arthritis response criteria (PsARC) was more favorable at the 100mg dose. After 12 weeks of treatment at 100mg, 86% (36/42) of patients on onercept met the PsARC primary endpoint compared with 45% (19/42) on placebo (p<0.001). The secondary endpoint of ACR20 was achieved by 67% (28/42) of onercept patients compared to 31% (13/42) on placebo (p=0.001). Side effects for onercept-treated patients were similar to those observed in the placebo group. Injection site reactions were more frequent in the onercept groups.

"Onercept's efficacy and safety data from these studies are very encouraging for people with psoriasis and psoriatic arthritis," said Franck Latrille, Serono's Senior Executive Vice President Global Product Development. "As a result of these positive data we plan to initiate Phase III with onercept in psoriasis later this year."

Additional  Study  Details
--------------------------

ONERCEPT  IN  PSORIASIS

In the 12-week, multicenter double-blind placebo controlled study for psoriasis, 130 patients were treated with either placebo (n=43), 150mg three times a week (n=43) or 100mg seven times a week (n=44). The study included patients with moderate-to-severe psoriasis, which was defined as a baseline PASI of 12 or more and body surface involvement of 10% or more. The primary endpoint was the percentage of patients achieving a PASI 75 response at week 12. Onercept was generally well-tolerated. The most common adverse events (occurring in more than 5% of patients) in patients receiving onercept at 150mg tiw were comparable to those observed in the placebo group. Injection site reactions were more frequent in onercept treated patients. One serious adverse event (hemorrhage in an ovarian cyst) was reported. Rate of infections was similar between the placebo and onercept groups. In addition to the significant improvement in PASI, a Clear or Almost Clear rating in the Physician Global Assessment was achieved in 52% of patients treated with onercept 150 mg three times a week compared to 12% in patients treated with placebo (p<0.001). Patients on onercept also had a mean percentage improvement in SF-36 of 29% compared to 7% in placebo (p<0.05) and a mean percentage improvement in DLQI of 30% against 2% in placebo (p<0.001).

ONERCEPT  IN  PSORIATIC  ARTHRITIS

The 12-week, multicenter double-blind placebo controlled trial for psoriatic arthritis included 126 patients divided between placebo (n=42), onercept at 50mg three times a week (n=42), and onercept at 100mg three times a week (n=42). At baseline, patients were required to have a PASI of 8 or more, a body surface involvement of 5% or more, and at least three active joints. The primary articular endpoint was the percentage of patients achieving a PsARC response at the end of the 12-week treatment period. Onercept was generally well-tolerated. The most common adverse events (occurring in more than 5% of patients) in patients receiving onercept were comparable to those observed in the placebo group. Injection site reactions were more frequent in the onercept-treated groups. Two serious adverse events (hypokalemia and angle closure glaucoma) were reported at the 50mg dose. Rate of infections was similar between the placebo and onercept groups.

ABOUT  PSORIASIS

Psoriasis is a chronic skin disease that affects approximately 4.5 million people in the US and 5.7 million people in Europe. Psoriasis occurs when new skin cells grow abnormally, resulting in thick, red, scaly, inflamed patches. Plaque psoriasis, the most common form of the disease, is characterized by inflamed patches of skin ("lesions") topped with silvery white scales. Psoriasis can be limited to a few spots or involve extensive areas of the body, appearing most commonly on the scalp, knees, elbows and trunk. Although it is highly visible, psoriasis is not a contagious disease. While there are a number of medications that may help control the symptoms of psoriasis, there currently is no known cure. Psoriatic arthritis is the manifestation of this disease in the joints.

ABOUT  SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa for injection), Rebif(R) (interferon beta-1a), Serostim(R) [somatropin (rDNA origin) for injection] and Saizen(R) [somatropin (rDNA origin) for injection].
(Luveris(R) is not approved in the USA)(1). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson 2003 Helix Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###


FOR MORE INFORMATION, PLEASE CONTACT:

  SERONO IN GENEVA, SWITZERLAND:
  MEDIA  RELATIONS:                 INVESTOR RELATIONS:
  Tel:  +41-22-739  36  00          Tel:  +41-22-739 36 01
  Fax:  +41-22-739  30  85          Fax:  +41-22-739 30 22
  http://www.serono.com             Reuters:  SEOZ.VX / SRA.N
  ---------------------             Bloomberg:  SEO VX / SRA US

  SERONO, INC., ROCKLAND, MA
  MEDIA  RELATIONS:                 INVESTOR RELATIONS:
  Tel.   +1  781  681  2340         Tel.   +1  781  681  2552
  Fax:  +1  781  681  2935          Fax:  +1  781  681  2912
  http://www.seronousa.com
  ------------------------


                                      -end-




-------------------------------
(1) Package inserts for Serono's US marketed products are available at www.seronousa.com or by calling 1-888-275-7376.
     -----------------


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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   SERONO S.A.
                                   a Swiss corporation
                                   (Registrant)



June 23, 2003                By:   /s/ Allan Shaw
                                   -------------------
                                   Name:  Allan Shaw
                                   Title: Chief Financial Officer


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